2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: JP Morgan Chase & Co. (JPM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

JP Morgan Chase & Co. (JPM)
Vote Yes: Item #6 – Paris Aligned Lending Proposal

Annual Meeting: May 19, 2020

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

That JPMorgan Chase issue a report, at reasonable cost and omitting proprietary information, outlining if and how it intends to reduce the GHG emissions associated with its lending activities in alignment with the Paris Agreement’s goal of maintaining global temperature rise below 1.5 degrees Celsius.

Shareholders recommend the report disclose, among other issues, at board and management discretion:

Any actions JPMorgan is taking to measure and disclose its full carbon footprint (Scope 1-3 emissions, including GHG emissions associated with its lending activities);

Whether the bank is considering setting targets, and on what timeline, to reduce the carbon footprint of its lending activities.

SUMMARY

The COVID-19 pandemic has brought unprecedented disruption to lives and the economy. This shock demonstrates how critical early action and planning is to mitigate known and likely global catastrophes. Even as the financial sector grapples with the impacts of COVID-19, it must not put aside action to stem the even greater risks presented by a warming climate.

Meeting the Paris Agreement’s goal of limiting average global temperature rise to well below 2oC and striving to maintain 1.5 oC is a global imperative. Climate change poses systemic risks to the global financial system, to JPMorgan, and to investors and their fiduciaries, among others. The U.N. Intergovernmental Panel on Climate Change (IPCC) underscores that the difference between a 1.5o Celsius and a 2oC temperature rise will result in additional global economic damage between $8 to nearly $12 trillion before 2050, and an estimated $20 trillion globally by 2100.1 The Bank of England warns that, as lenders to the whole economy, the most severe financial risks are likely to crystallize in the banking and insurance sectors, which will experience impacts across global portfolios.2

_____________________________

1 https://go.nature.com/33xFBsF

2 https://www.bankofengland.co.uk/-/media/boe/files/prudential-regulation/supervisory-statement/2019/ss319, p.4.

1

2020 Proxy Memo JP Morgan Chase & Co. | Paris-Aligned Lending Proposal

Banks’ financing decisions play a critical role in meeting the Paris Agreement’s goal of limiting global temperature rise to well below 2 degrees Celsius. Yet, despite the recognized and growing risks, the global financial system is currently supporting carbon-producing projects that will cause global temperature rise of over 4 degrees Celsius – more than double the limit necessary to avoid catastrophic warming.3 Significantly, JPMorgan Chase has been the single largest funder of fossil fuels since the Paris Agreement was signed, investing a total of $268.59 billion in fossil fuel financing between just 2016 and 2019.4 In contrast to JPMorgan Chase, many peer banks have finally begun taking steps to begin measuring and aligning their portfolios with the Paris goal of 1.5oC.

Shareowners concerned with preventing the systemic risks associated with a rapidly warming planet seek to understand if and how JPMorgan Chase intends to reduce the substantial greenhouse gas emissions associated with its lending activities and align with the Paris Agreement’s goal. Generalized declarations of support of the Paris Agreement, without clear action to achieve such goal, is no longer sufficient to meet shareholder expectations.

RATIONALE FOR A YES VOTE: PARIS-ALIGNED LENDING

1)	JPMorgan’s financing of carbon-intensive activities increases risk to JPMorgan, to the global climate, and to investor portfolios. The financing of fossil fuels and other high-carbon industries contributes to catastrophic climate change that will increase uncertainty and volatility in portfolios, result in systemic risk to economic stability, and vastly increase the potential for value-destruction across the economy, including to JPMorgan Chase. Recent events have demonstrated how quickly low oil and gas prices -- a key climate-related transition risk – can impact bank portfolios. JPMorgan and other larger fossil fuel companies have recently been forced to become operators of oil and gas fields across the country to avoid massive losses on loans to energy companies that are facing bankruptcy due to low oil and gas prices.[5]

2)	JPMorgan Chase does not provide shareholders with sufficient analysis and disclosure of whether or how it will reduce the significant GHG emissions associated with its lending activities in alignment with the Paris Agreement’s goals. The Company states it supports the Paris Agreement yet continues to invest massively in fossil fuels, providing no transparency to investors on how its financing activities can align with the Paris goal of maintaining global temperature rise to well below 2 degrees Celsius. JPMorgan’s position as the number one financier of fossil fuels since the Paris Agreement was signed indicates that its lending activities are in direct opposition to such goals.

_____________________________

3 https://www.theguardian.com/business/2019/oct/15/bank-of-england-boss-warns-global-finance-it-is-funding-climate-crisis?CMP=Share_iOSApp_Other

4 https://www.ran.org/wp-content/uploads/2020/03/Banking_on_Climate_Change__2020_vF.pdf, p.8

5 https://www.reuters.com/article/us-usa-banks-energy-assets-exclusive/exclusive-us-banks-prepare-to-seize-energy-assets-as-shale-boom-goes-bust-idUSKCN21R3JI

2

2020 Proxy Memo JP Morgan Chase & Co. | Paris-Aligned Lending Proposal

3)	JPMorgan compares poorly to peers in addressing the climate impact of its financing activities. Peer banks in Europe and the U.S. are showing much greater leadership on measuring and disclosing the climate change impacts of their financing and are setting goals to reduce financed emissions toward alignment with the Paris Agreement’s goals. This leaves JPMorgan, with its significant carbon footprint, lagging behind the sector’s improving trajectory.

DISCUSSION

1)	JPMorgan’s financing of carbon-intensive activities increases risk to JPMorgan, to the global climate, and to investor portfolios.

As a result of rising global temperatures, the world is experiencing unprecedented and extreme weather events and disruptions, which are predicted to occur with even greater frequency and impact as the world warms.

Capital markets have begun to register this climate change crisis. Some of the largest and most influential actors in finance are mobilizing to address the risks that climate change poses to the global economy and investor portfolios. Mark Carney, governor of the Bank of England, has warned that “enormous human and financial costs of climate change are having a devastating effect on our collective wellbeing…” and that “if some companies and industries fail to adjust to this new world, they will fail to exist.” Carney underscores how critical financial actors are to “avoid a climate-driven ‘Minsky moment.’”6 BlackRock, the world’s largest asset manager, with over $7 trillion in assets under management, recently issued a report in which CEO Larry Fink stated, “the evidence on climate risk is compelling investors to reassess core assumptions about modern finance.”

The European Central Bank has warned that “more frequent and severe disasters” will harm the banking industry. Its new president, Christine Lagarde, has committed to putting “climate risk and protection of the environment at the core of their understanding of their mission.”7 Underscoring the importance of action, a group of 59 central banks, including some of the most influential, such as the Bank of England; Bank of Japan; Deutsche Bundesbank; and the People’s Bank of China, have formed the Network for Greening the Financial System to help strengthen “the global response required to meet the goals of the Paris agreement.”8 Importantly, the European Investment Bank, the biggest multilateral lender in the world, will stop funding fossil fuel projects in 2021.9

JPMorgan Chase’s funding contributes substantially to global climate change. In 2019, the company was the largest source of financing to fossil fuel companies globally, averaging over $67 billion annually since the Paris Agreement was signed and a total of $268.59 billion.10 This funding creates systemic portfolio risks to the global economy, investors, and its own operations. Given growing awareness that climate change presents major risks to global markets, the Company’s high carbon investments expose its own and its shareholders’ portfolios to avoidable risks.

_____________________________

6 https://www.bankofengland.co.uk/news/2019/april/open-letter-on-climate-related-financial-risks

7 https://www.nytimes.com/2019/09/04/business/climate-change-ecb-lagarde.html

8 https://www.ngfs.net/en/about-us/governance/origin-and-purpose

9 https://www.reuters.com/article/us-climate-europe-eib/european-investment-bank-to-cease-funding-fossil-fuel-projects-by-end-2021-idUSKBN1XO2OS

10 https://www.ran.org/wp-content/uploads/2020/03/Banking_on_Climate_Change__2020_vF.pdf, p.8

3

2020 Proxy Memo JP Morgan Chase & Co. | Paris-Aligned Lending Proposal

2)	JPMorgan Chase does not provide shareholders with sufficient analysis and disclosure of whether or how it will reduce the significant GHG emissions associated with its lending activities in alignment with the Paris Agreement’s goals.

The Company states it supports the Paris Agreement and recently announced restrictions to its coal and Arctic drilling activities. These restrictions, however, account for just 0.6 percent of JPMorgan’s fossil fuel funding between 2016 and 2018.11 JPMorgan also has increased its ‘clean’ financing, recognizes climate change, and is sourcing renewable energy for its own operations.12 But its average of just $22 billion in clean financing over 9 years is substantially outweighed by its fossil fuel funding activities.13

While JPMorgan has recently joined the Climate Action 100+ group, which asks other major emitting companies to align with the Paris goal, it has not itself articulated if it intends to align its total lending portfolio with the Paris Agreement’s goal and, if so, how it plans to do so and how quickly.14

3)	JPMorgan compares poorly to peers in addressing the climate impact of its financing activities.

In contrast to JPMorgan, globally, peer banks are beginning to responsibly address their greenhouse gas contributions. More than 50 financial institutions have publicly committed to set emissions reduction targets with the Science Based Targets initiative,15 including large peers like HSBC and Société Générale. Barclays, the bank with the largest fossil fuel financing footprint in Europe, recently announced it will become a “net-zero bank by 2050,” committing to align its financing activities with the goals and timeline of the Paris Agreement.16 At the end of 2019, 33 banks with $13 trillion in assets signed the U.N. Principles for Responsible Banking committing to align business with the Paris Agreement,17 while a broader group of 130 banks with $47 trillion in assets committed to strategically align their business with the goals of the Paris Agreement and scale up contributions to achieving it.18 ING, BNP Paribas, Standard Chartered, and other banks have committed to measure the climate alignment of their lending portfolios against Paris goals.19 Together, these commitments will reduce fossil fuel companies’ access to capital,20 leaving JPMorgan Chase and other large lenders at increased risk.

Recently, even U.S. banks have begun to take action. Citibank joined the Principles for Responsible Banking, committing to align its business strategy with the Paris Agreement’s global climate goals. Amalgamated Bank is participating in the development and adoption of initiatives to calculate and report the bank’s full carbon footprint through the Partnership for Carbon Accounting Financials (PCAF) and align all of its lending with the Paris goal.21 Wells Fargo, Bank of America, Morgan Stanley, and Goldman Sachs are taking initial steps to measure their financed emissions toward Paris-alignment.

_____________________________

11 https://www.axios.com/jp-morgan-fossil-fuels-support-4b755a24-d57c-4d8b-8424-a401e994ec89.html

12 https://impact.jpmorganchase.com/impact/sustainability

13 https://www.wri.org/finance/banks-sustainable-finance-commitments/

14 https://www.asyousow.org/press-releases/jpmorgan-chase-coal-arctic-funding-climate-change

15 https://sciencebasedtargets.org/financial-institutions/

16 https://www.wsj.com/articles/barclays-pledges-net-zero-emissions-by-2050-11585594682

17 https://www.unepfi.org/news/industries/banking/collective-commitment-to-climate-action/

18 https://www.unepfi.org/news/industries/banking/130-banks-holding-usd-47-trillion-in-assets-commit-to-climate-action-and-sustainability/

19 https://www.ingwb.com/insights/news/2018/banks-join-ing-in-aligning-loan-portfolios-to-fight-climate-change

20 https://www.unepfi.org/net-zero-alliance/

21 https://carbonaccountingfinancials.com/

4

2020 Proxy Memo JP Morgan Chase & Co. | Paris-Aligned Lending Proposal

Investors concerned with climate change and reducing systemic risk require clarity on whether JPMorgan plans to join its peers and begin reducing its lending portfolio in alignment with Paris goals.

RESPONSE TO JP MORGAN CHASE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

JPMorgan’s Opposition Statement argues that its current reports and disclosures are sufficient, listing certain climate-related steps the Company is undertaking as set forth above in section 2. The Statement also notes that the Board “supports public sector leadership to drive carbon emissions reductions on a global scale, including through its public support of the Paris Agreement.” Generally stating public support of the Paris Agreement, however, is not equivalent to setting an intention to align its enterprise’s financing activities with the Agreement. While JPMorgan’s various commitments are to be lauded, they are not responsive to the key question of the proposal: if and how JPMorgan plans to align the significant impact of its lending with the Paris Agreement goals. JPMorgan’s current climate-related disclosures and commitments fall dramatically short of the requested reporting. JPMorgan has not agreed to measure its total financed emissions, it has not agreed to publicly disclose such emissions, nor has it set a reduction goal or otherwise demonstrate how it is transitioning its financing to align with the Paris Agreement.

While the Board’s Statement notes that JPMorgan’s annual “Environmental, Social and Governance” report includes information about its “greenhouse gas footprint from [its] direct operations, purchased electricity, and employee air travel,” it does not provide information on its much greater impact on climate change through the emissions it is financing. As noted, since the Paris Agreement was signed in late 2015, JPMorgan has funded alarming levels of fossil fuel development. This funding is directly at odds with achievement of the Paris Agreement and at odds with the Company’s own stated support of the Agreement.

Climate change is of crucial concern to investors and requires that JPMorgan fully inform shareholders about the Company’s progress to assure it is adequately reducing its contribution to this systemic, portfolio risk. Shareholders here ask that JPMorgan follow its peers in appropriately assessing and planning for aligning the climate impacts of its lending operations with the Paris Agreement. Current disclosures indicate the Company is falling far short of shareholders’ request

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking information on whether and how JPMorgan intends to align its lending portfolio with the Paris Goal.

JPMorgan is directing billions annually toward greenhouse gas emitting fossil fuel projects that contribute to global climate risk. This funding locks in carbon emitting infrastructure for decades to come. Will JPMorgan signal a reduction in its lending in alignment with global climate goals, or continue business as usual?

5

2020 Proxy Memo JP Morgan Chase & Co. | Paris-Aligned Lending Proposal

Shareholders urge strong support for this proposal, which will bring increased transparency from JPMorgan about its intentions to either help or hinder the global challenge of reducing the most significant risk facing not only shareholders, but all of humanity. We believe that, as an existential prerequisite, every company in which we invest must be moving forward on a path of Paris alignment to reduce climate risk and help solve this growing crisis.

--

For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

6